Exhibit 99.1

Franco-Nevada Reports Q2 2013 Results

TORONTO, August 7, 2013 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today reported its financial results for the second quarter ended June 30, 2013.

Highlights include:

•      Net income of $21.6 million or $0.15 per share;

•      Adjusted EBITDA of $75.2 million or $0.51 per share;

•      Three gold royalty transactions completed for $62.0 million;

•      Working capital at end of quarter of $835.8 million and no debt;

•      Tom Albanese, former CEO of Rio Tinto plc, joins the Board; and

•      Dividend reinvestment plan adopted.

“Franco-Nevada’s royalty business model has proven robust despite lower gold prices. Cash-flow generation remains very strong and no material impairments have been recognized. Operations are performing in line with our expectations with no changes to our previous guidance,” said David Harquail, President and CEO. “For the second half of the year, we are looking forward to the ramp-up of production at Detour Lake and Peculiar Knob and the start of production at Duketon-Rosemont. We are also looking forward to First Quantum’s revised plans for the Cobre Panama project now expected in the fourth quarter and the possible permitting of the Augusta-Rosemont project. We continue to add small gold assets to the portfolio and expect more investments will be closed this year. I personally would like to welcome Tom Albanese who will add further strength to an already strong Franco Nevada board.”

Financial Results

Gold Equivalent Ounces(1) (“GEOs”) earned by Franco-Nevada from its royalty and stream mineral interests for the three and six months ended June 30, 2013 were 53,292 and 111,580, respectively, representing decreases of 8.7% and 2.0%, respectively, over the comparable periods in 2012. In addition, the oil & gas assets generated $18.2 million and $32.1 million, respectively, in revenues during the same period compared to $9.0 million and $19.5 million, respectively, in 2012. Revenue was earned 77% from precious metals (67% gold and 10% PGMs) and 81% from North America and Australia (33% Canada, 21% U.S., 22% Mexico and 5% Australia).

For the second quarter, the Company earned net income of $21.6 million, or $0.15 per share, compared to $36.9 million, or $0.26 per share, in 2012. Adjusted Net Income(2) was $31.9 million, or $0.22 per share, compared to $35.1 million, or $0.24 per share. Net income for the six months ended June 30, 2013 was $57.0 million, or $0.39 per share, compared with $83.7 million, or $0.59 per share, in 2012. Adjusted Net Income(2) was $72.5 million, or $0.49 per share, compared with $78.7 million, or $0.55 per share, in 2012.

The GOLD Investment that WORKS

Revenue was $93.3 million (2012 - $102.7 million) and $202.1 million (2012 - $207.7 million) for the three and six months ended June 30, 2013. The decreases were due to lower average gold prices and lower production from Goldstrike, Palmarejo and Bald Mountain, partially offset by higher production from Subika, Gold Quarry and Peculiar Knob and higher oil & gas revenue. Adjusted EBITDA(3) was $75.2 million (2012 - $82.5 million), or $0.51 per share (2012 - $0.57 per share), and $164.3 million (2012 - $167.9 million), or $1.12 per share (2012 - $1.18 per share), for the three and six months ended June 30, 2013, respectively.

As at June 30, 2013, Franco-Nevada had cash, cash equivalents and short-term investments totaling $797.0 million and working capital(4) of $835.8 million. In addition, the Company has available an undrawn $500.0 million unsecured revolving credit facility bringing available capital to over $1.3 billion.

New Royalty Acquisitions

•          Sissingue - Rest of World: On May 29, 2013, Franco-Nevada, through a wholly-owned subsidiary, acquired a 0.5% net smelter return (“NSR”) royalty on certain tenements that comprise the Sissingue gold project located in Cote d’Ivoire and operated by Perseus Mining Limited. The purchase price was Australian $2.0 million in cash.

•          Brucejack - Canada: On May 13, 2013, the Company closed the previously announced acquisition of a 1.2% NSR covering Pretium Resources Inc.’s Brucejack gold project located in northwestern British Columbia for $45.0 million in cash.

•           Golden Meadows - U.S.: On May 9, 2013, the Company closed the previously announced Golden Meadows transaction whereby a wholly-owned subsidiary of Franco-Nevada acquired a new 1.7% NSR on the Golden Meadows project from Midas Gold Corp. The total consideration was $15.0 million.

Portfolio Highlights

•           Gold - U.S.: Gold revenue was $13.9 million, or 9,946 GEOs, during the quarter, a decrease of $12.9 million, over Q2 2012 revenue of $26.8 million, or 16,600 GEOs, which was attributable to an overall lower average gold price and lower production levels at Goldstrike and Bald Mountain partially offset by higher revenue at Gold Quarry due to an increase in the minimum royalty provision. Barrick Gold reported lower production at Goldstrike in the quarter due to processing of lower grade ore at the autoclave facility partially offset by increased process throughput. Barrick expects higher production at Goldstrike in the second half of 2013.

Augusta Resource Corporation continues to advance permitting of its Rosemont Copper project and has submitted its Environmental Impact Statement to cooperating agencies for final comments. The Hollister mine was acquired by Waterton Global Mining Company LLC through a receivership process. The mine remained in operation through receivership and continues to be subject to Franco-Nevada’s royalty.

•           Gold - Canada: Canadian gold assets generated $7.9 million in revenue and 5,503 GEOs with the largest contributor being the Golden Highway assets with $2.9 million in revenue and 2,087 GEOs. Revenue from the Company’s Detour NSR totaled $1.2 million, or 872 GEOs, as ramp-up activities continue with commercial production expected to be achieved in the third quarter of 2013.

Rubicon Minerals Corporation announced positive results from its preliminary economic assessment and an increase to its indicated mineral resources for part of its Phoenix Gold Project. Franco-Nevada holds a 2% NSR on the water claims of the Phoenix gold project. Pretium Resources Inc. released a positive feasibility study on the Brucejack project. A bulk sample for the Brucejack project is expected in the third quarter. New Prosperity, on which Franco-Nevada has a stream agreement option, has entered the final stages of public review and final decision regarding permitting is anticipated midway through Q1/2014.

•           Gold - Australia: Gold revenue from Australian assets was $2.4 million in the quarter, or 1,711 GEOs, with the Duketon NSR contributing $2.0 million and 1,461 GEOs. The Duketon project includes the Moolart Well & Garden Well gold mines and the Rosemont Gold Project, operated by Regis Resources Ltd. (“Regis”). Regis announced an increase to the resources at Garden Well and plans for a plant expansion at Rosemont which is expected to commence commissioning in late September 2013. Regis expects the plant expansion to increase long-term gold production from both Garden Well and Rosemont. Franco-Nevada holds a 2% NSR on Duketon.

2013 Q2 REPORT Franco-Nevada Corporation

Two of Franco-Nevada’s smaller Australian assets, Bronzewing and Wiluna, have been negatively impacted by the lower gold price environment with the respective operators entering creditor protection.

•          Gold - Rest of World: Gold assets in the rest of the world generated $38.5 million and 27,388 GEOs during the quarter compared with $42.7 million and 26,466 GEOs in 2012. Growth was achieved from Subika, a royalty that surpassed a production threshold in mid-2012, and Mine Waste Solutions and Tasiast, both due to higher production volumes. Revenue and GEOs were lower from Palmarejo due to lower production and average gold prices.

Eldorado Gold Corp. announced that it will delay production start of its Perama Hill project by one year to 2016 due to the lower gold price environment.

First Quantum Minerals Ltd. announced that its detailed review of its Cobre Panama project continued during Q2 2013 and it expects a revised capital cost estimate and project time table in Q4 2013.

•          PGM Assets: PGM assets earned $9.6 million in revenue, or 6,752 GEOs for the three months with higher production from Stillwater partially offset by lower production from the Sudbury assets.

•          Oil & Gas and Other Assets: Oil & gas assets generated $18.2 million in revenue, an increase of 102.2%, due to the 2012 acquisitions of an additional working interest and net royalty interest in the Weyburn Unit and higher average commodity prices. In addition, Peculiar Knob, an iron-ore royalty in Australia, contributed $1.9 million to revenue in the quarter.

2013 Guidance

For the three and six months ended June 30, 2013, attributable royalty and stream production was in-line with the Company’s expectations. The Company expects to receive a total of 215,000 to 235,000 GEOs from its mineral assets and $55.0 to $65.0 million in revenue from its oil & gas assets in 2013. Gold equivalent royalty and stream ounces are estimated for gross ounces, and in the case of stream ounces, before the payment of approximately $400 per gold equivalent ounce paid by the Company. Platinum and palladium metals have been converted to GEOs using commodity prices of $1,300/oz Au, $1,425/oz Pt and $750/oz Pd. The WTI oil price is assumed to average $93 per barrel with similar price discounts for Canadian oil as experienced in the first half of 2013.

Board Addition

The Board of Directors of Franco-Nevada today welcomed Tom Albanese as a new member of the Board. Tom was previously the Chief Executive Officer of Rio Tinto plc from 2007 to January 2013 and brings a wealth of experience in the mining sector to Franco-Nevada. Tom currently serves as a member of the Board of Visitors, Fuqua School of Business, Duke University, North Carolina. Tom has a Bachelor of Science degree in Mineral Economics and a Master of Science degree in Mining Engineering.

Dividend Declaration and Adoption of Dividend Reinvestment Plan

The Board of Directors of Franco-Nevada declared the monthly dividend of $0.06 per share for each of October, November and December 2013. The October dividend will be paid on October 31, 2013 to shareholders of record on October 17, 2013, the November dividend will be paid on November 28, 2013 to shareholders of record on November 14, 2013 and the December dividend will be paid on December 19, 2013 to shareholders of record on December 5, 2013. The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on August 6, 2013. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Board of Directors is also pleased to announce the introduction of a dividend reinvestment plan (“DRIP”). Eligible shareholders may elect to participate in the DRIP commencing with the October 2013 dividend. Participation in the DRIP is optional. Commencing with the October 2013 dividend and continuing until amended by the Board of Directors, funds reinvested under the Plan will be by way of Treasury Acquisitions, as defined in the DRIP, and will be issued with a 3% discount to the Average Market Price, as defined in the DRIP. Enrollment forms will be mailed to registered shareholders in September 2013. Enrollment forms will also be made available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the dividend reinvestment plan online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer or a solicitation of an offer of shares in the United States. A registration statement relating to the dividend reinvestment plan has been filed with the U.S. Securities and Exchange Commission. A copy of the prospectus included in the registration statement may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission website at http://www.sec.gov.

Shareholder Information

The complete Consolidated Condensed Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, August 8, 2013 at 10:00 a.m. Eastern Time to review the results. Interested investors are invited to participate as follows:

•                  Q2 Conference Call - 10:00 am ET: Local: 647-427-7450; Toll-Free: 1-888-231-8191

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

A conference call replay will be available until August 15, 2013 at the following numbers: Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 14812376

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company. The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest development projects in the world. Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks. Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com

Prepared in accordance with IFRS and presented in U.S. dollars (unless otherwise noted).

FORWARD LOOKING STATEMENTS

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to GEOs are forward looking statements as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation, fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas), fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar, changes in national and local government legislation, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held, risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators, influence of macroeconomic developments, business opportunities that become available to, or are pursued by Franco-Nevada, reduced access to debt and equity capital, litigation, title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, whether or not the Company is determined to have PFIC status, excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, rate and timing of production differences from resource estimates, risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, the Company’s ongoing income and assets relating to determination of its PFIC status, no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and readers are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s Annual Information Form, as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	June 30,	December 31,
	2013	2012
ASSETS
Cash and cash equivalents (Note 4)	$758.2	$631.7
Short-term investments (Note 5)	38.8	148.2
Receivables (Note 6)	63.9	83.4
Prepaid expenses and other	18.5	15.9
Current assets	879.4	879.2

Royalty, stream and working interests, net	2,168.7	2,223.6
Investments (Note 5)	68.4	108.4
Deferred income tax assets	9.4	8.7
Other	26.7	24.0
Total assets	$3,152.6	$3,243.9

LIABILITIES
Accounts payable and accrued liabilities (Note 10(b))	$40.6	$44.0
Current income tax liabilities	3.0	12.8
Current liabilities	43.6	56.8

Deferred income tax liabilities	38.8	38.0
Total liabilities	82.4	94.8

SHAREHOLDERS’ EQUITY (Note 10)
Common shares	3,122.2	3,116.7
Contributed surplus	47.9	47.2
Deficit	(115.0)	(120.6)
Accumulated other comprehensive income	15.1	105.8
Total shareholders’ equity	3,070.2	3,149.1

Total liabilities and shareholders’ equity	$3,152.6	$3,243.9

The condensed notes are an integral part of these consolidated financial statements and can be found in our 2013 Q2 Report available on our website.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Revenue (Note 6)	$93.3	$102.7	$202.1	$207.7
Costs of sales (Note 7)	13.9	15.6	29.0	31.2
Depletion and depreciation	28.2	31.0	62.6	62.7
Corporate administration (Note 8 & 10(c))	3.6	3.8	7.3	7.4
Business development	0.6	0.8	1.5	1.2
Impairment of investments (Note 5)	4.5	—	5.9	—
	50.8	51.2	106.3	102.5

Operating income	42.5	51.5	95.8	105.2

Foreign exchange gains/(losses) and other income/(expenses)	(9.3)	(2.6)	(14.0)	1.3
Income before finance items and income taxes	33.2	48.9	81.8	106.5

Finance items
Finance income	0.8	2.5	1.7	4.7
Finance expenses	(0.4)	(0.2)	(1.1)	(0.6)
Net income before income taxes	$33.6	$51.2	$82.4	$110.6

Income tax expense (Note 9)	12.0	14.3	25.4	26.9

Net income	$21.6	$36.9	$57.0	$83.7

Other comprehensive loss:
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income tax of $1.9 and $2.7 (Note 5)	(11.8)	(4.8)	(17.3)	1.2
Currency translation adjustment	(49.2)	(25.2)	(73.4)	(7.2)
Other comprehensive loss	(61.0)	(30.0)	(90.7)	(6.0)

Total comprehensive income (loss)	$(39.4)	$6.9	$(33.7)	$77.7

Basic earnings per share (Note 11)	$0.15	$0.26	$0.39	$0.59
Diluted earnings per share (Note 11)	$0.15	$0.25	$0.39	$0.58

The condensed notes are an integral part of these consolidated financial statements and can be found in our 2013 Q2 Report available on our website.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the six months ended
	June 30,
	2013	2012
Cash flows from operating activities
Net income	$57.0	$83.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	62.6	62.7
Impairment of investments (Note 5)	5.9	—
Other non-cash items	0.5	0.1
Deferred income tax expense (Note 9)	3.2	5.7
Share-based payments (Note 10(c))	2.3	1.7
Unrealized foreign exchange loss	2.9	0.5
Mark-to-market on warrants	9.1	(2.6)
Changes in non-cash assets and liabilities:
Decrease in receivables	19.5	6.3
Increase in prepaid expenses and other	(5.2)	(12.5)
Increase/(decrease) in accounts payable and accrued liabilities	(12.8)	4.5
Net cash provided by operating activities	145.0	150.1

Cash flows from investing activities
Proceeds on sale of short-term investments	163.1	156.0
Purchase of short-term investments	(56.4)	(167.1)
Acquisition of interest in oil & gas properties	—	(2.0)
Acquisition of working interest in oil & gas properties	(0.8)	(43.9)
Acquisition of interests in mineral properties	(61.8)	(40.0)
Purchase of investments	(0.3)	(18.6)
Return of capital on investments	1.8	—
Purchase of property and equipment	(0.9)	—
Purchase of oil & gas well equipment	(3.8)	(13.0)
Net cash provided by (used in) investing activities	40.9	(128.6)

Cash flows from financing activities
Payment of dividends	(52.3)	(34.1)
Credit facility amendment costs	(1.5)
Proceeds from exercise of warrants	—	179.3
Proceeds from exercise of stock options	4.0	1.2
Net cash provided by (used in) financing activities	(49.8)	146.4
Effect of exchange rate changes on cash and cash equivalents	(9.6)	(1.0)
Net increase in cash and cash equivalents	126.5	166.9
Cash and cash equivalents at beginning of period	631.7	794.1
Cash and cash equivalents at end of period	$758.2	$961.0

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.6	$0.5
Income taxes paid during the period	$35.5	$22.8

The condensed notes are an integral part of these consolidated financial statements and can be found in our 2013 Q2 Report available on our website.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited, in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive		Total
	(Note 10)	Surplus	income	Deficit	Equity
Balance at January 1, 2013	3,116.7	47.2	105.8	(120.6)	3,149.1
Net Income	—	—	—	57.0	57.0
Other comprehensive loss	—	—	(90.7)	—	(90.7)
Total comprehensive loss	—	—	—	—	(33.7)
Exercise of stock options	5.2	(1.2)	—	—	4.0
Share-based payments	—	2.3	—	—	2.3
Vesting of restricted share units	0.3	(0.3)	—	—	—
Adjustment to finance costs	—	(0.1)	—	—	(0.1)
Dividends declared	—	—	—	(51.4)	(51.4)
Balance at June 30, 2013	3,122.2	47.9	15.1	(115.0)	3,070.2

Balance at January 1, 2012	2,803.6	99.5	66.6	(135.5)	2,834.2
Net income	—	—	—	83.7	83.7
Other comprehensive loss	—	—	(6.0)	—	(6.0)
Total comprehensive income	—	—	—	—	77.7
Exercise of stock options	1.7	(0.5)	—	—	1.2
Share-based payments	—	1.7	—	—	1.7
Exercise of warrants	201.5	(22.2)	—	—	179.3
Vesting of restricted share units	0.3	(0.3)	—	—	—
Adjustment to finance costs	0.1	—	—	—	0.1
Dividends declared	—	—	—	(38.5)	(38.5)
Balance at June 30, 2012	3,007.2	78.2	60.6	(90.3)	3,055.7

The condensed notes are an integral part of these consolidated financial statements and can be found in our 2013 Q2 Report available on our website.

NON-IFRS MEASURES: Adjusted Net Income, Adjusted EBITDA and Working Capital are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website and on SEDAR and on EDGAR.

(1)      For Q2 2013, GEOs for royalties are calculated using commodity prices of $1,414/oz Au (2012 - $1,611/oz Au), $1,465/oz Pt (2012 - $1,500/oz Pt) and $713/oz Pd (2012 - $628/oz Pd).

(2)     Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

(3)     Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense, finance income and costs, foreign exchange gains/losses, gains/losses on the sale of investments, income/losses from equity investments, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments.

(4)     Working capital is defined by the Company as current assets less current liabilities.

Reconciliation to IFRS measures

	Three months ended June 30,		Six months ended June 30,
(expressed in millions except per share amounts)	2013	2012	2013	2012

Net Income	$21.6	$36.9	$57.0	$83.7
Income tax expense	12.0	14.3	25.4	26.9
Finance costs	0.4	0.2	1.1	0.6
Finance income	(0.8)	(2.5)	(1.7)	(4.7)
Depletion and depreciation	28.2	31.0	62.6	62.7
Foreign exchange (gains)/losses and other expenses	9.3	2.6	14.0	(1.3)
Impairment of investments	4.5	—	5.9	—
Adjusted EBITDA	$75.2	$82.5	$164.3	$167.9
Weighted average shares outstanding	146.8	144.0	146.8	141.9
Adjusted EBITDA per share	$0.51	$0.57	$1.12	$1.18

Net Income	$21.6	$36.9	$57.0	$83.7
Foreign exchange (gain)/loss and other (income)/expenses, net of income tax	1.9	0.4	2.1	0.8
Mark-to-market changes on derivative	4.4	1.3	7.9	(2.3)
Impairment of investments, net of income tax	4.0	—	5.2	—
Credit facility costs written off, net of income tax	—	—	0.3	—
Withholding taxes reversal	—	(3.5)	—	(3.5)
Adjusted Net Income	$31.9	$35.1	$72.5	$78.7
Adjusted Net Income per share	$0.22	0.24	$0.49	$0.55

	As at
	June 30,	December 31,
	2013	2012
Current assets	879.4	879.2
Current liabilities	(43.6)	(56.8)
Working capital	835.8	822.4